20004523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valtus Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3993 Howard Hughes Parkway, Suite #140
(No. and Street)

Las Vegas (City) | Nevada (State) | 89169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viney Singal | (702) 216-2600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120 (Address) | Tarzana (City) | California (State) | 91356 (Zip Code)

SEC Mail Processing

FEB 24 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Trading and Markets

FEB 24 2020

RECEIVED

12MS

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valtus Capital Group LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada - County of Clark
Signed and sworn to before me on Feb 13, 2020 by Viney Singal

Signature of notarial officer

Notary Public

Signature

PRESIDENT
Title

MICHAEL J. MOORE
Notary Public State of Nevada
No. 08-7991-1
My Appt. Exp. September 11, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALTUS CAPITAL GROUP, LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Member's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 9
Supplementary Information		
Schedule I	Statement of Net Capital	10
Schedule II	Determination of Reserve Requirements	11
Schedule III	Information Relating to Possession or Control	11
Assertions Regarding Exemption Provisions		12
Report of Independent Registered Public Accounting Firm		13

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Valtus Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on Valtus Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Valtus Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Valtus Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Valtus Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Valtus Capital Group, LLC's auditor since 2008.
Tarzana, California
February 5, 2020

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash (Note 1)	$	139,154
Investment in marketable securities		3,337,118
Account receivable		849,405
Right of use asset/office lease		272,297
Office equipment, net of accumulated depreciation of $68,911		116,280
Other assets		13,373
Total assets	$	4,727,627

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	1,675
Accrued expenses		900,000
Due to member		48,807
Office lease liability		272,297
Total liabilities		1,222,779
MEMBER'S EQUITY:		
Member's equity		3,504,848
Total member's equity		3,504,848
Total liabilities and member's equity	$	4,727,627

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2019

REVENUES:	
Advisory fee income	$7,310,856
Interest income and dividend income	8,546
Other income	3,000
Less: Realized loss on investment	(838,740)
Unrealized gain on investment	29,051
Total income	$6,512,713
EXPENSES:	
Compensation expense	$2,338,265
Depreciation	7,010
Insurance	37,762
Occupancy	104,809
Professional fees	334,381
Travel and entertainment	56,601
Other general and administrative expenses	159,220
Total expenses	$3,038,048
NET INCOME	$3,474,665

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2019

	Total Members' Equity
Beginning balance January 1, 2019	$ 1,430,183
Capital withdrawals	(1,400,000)
Net income	3,474,665
Ending balance December 31, 2019	$ 3,504,848

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,474,665
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,010
Unrealized gain on securities	(29,051)
Realized loss on investments	838,740
(Increase) decrease in:	
Accounts receivable	(404,405)
Other assets	(13,373)
Increase (decrease) in:	
Accounts payable	180
Accrued expenses	820,000
Due to Member	807
Total adjustments	1,219,908
Net cash provided by operating activities	4,694,573
CASH FLOWS FROM INVESTING ACTIVITIES:	
Securities sold	1,209,493
Purchase of securities	(4,507,562)
Purchase of fixed assets	(50,700)
Net cash used in financing activities	(3,348,769)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(1,400,000)
Net cash used in financing activities	(1,400,000)
Decrease in cash	(54,196)
Cash-beginning of period	193,350
Cash-end of period	$ 139,154
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Right of use assest/office lease	$ 409,058

The accompanying notes are an integral part of these financial statements

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The company is a Limited Liability Company, wholly owned by its member, Viney Singal.

The company operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services primarily on real estate and gaming projects in Nevada.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Other revenue

Property and Equipment

Property Equipment is recorded at cost and depreciated using an accelerated method over estimated useful lives of 3-7 years. Management does not believe the differences in depreciation methods are significant. Expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. Purchases greater than $1,000 are capitalized.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment consists of the following at December 31, 2019:

Automobile	$	80,017
Office equipment		105,174
Less: accumulated depreciation		(68,911)
Property and equipment net	$	116,280

Depreciation expense for year end December 31, 2019 was $7,010

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation $250,000 per institution per depositor.

One client accounted for more than 10% of the total revenues.

Lease Commitments:

In January 2019 the company signed a 3 year lease for office space
Future minimum lease payments are as follows:

Year Ending 2020	$144,650
Year Ending 2021	$148,943
Year Ending 2022	$12,442

Rent Expense for the year ending Dec. 31st, 2019 was $104,809.

The Company adopted ASC Topic 842 on January 1, 2019. The Right of Use asset is the office lease. The present value of $409,058

General:

The management has reviewed the results of operations for the period of time from its year end December 31 2019 through February 5, 2020 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is a limited liability company with no federal or state income tax due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2016, 2017 and 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)	BALANCE AS OF DECEMBER 31, 2019
SECURITIES	$ 1,028,544	$ -	$ -	$ 1,028,544
MUTUAL FUNDS	$ 2,308,574			$ 2,308,574

The investment in the amount of $3,337,118 is considered Level 1 at December 31, 2019.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. At December 31, 2019, the Company had a net capital of $2,629,763 which is $2,566,398 in excess of the minimum net capital (which is the greater of $5,000 or 6 2/3 of aggregated indebtedness). $63,365 required and its ratio of aggregated indebtedness $950,482 to net capital was 0.36 which is less than the 15 to 1 maximum ration of a broker dealer.

Note 3: CAPITAL RELATED PARTY

At December 31, 2019 the Company owed its member $48,807.

Note 4: GAIN CONTINGENCY

Valtus Capital Group ("Valtus") was financial advisor to Parq hotel and casino ("Parq") regarding a recapitalization transaction. Parq and Valtus closed a $272 million financing in May of 2019. Parq wanted Valtus to take a deep discount on its contracted fee, which Valtus was not willing to do. The matter is now in litigation. The outstanding fee amount at close was $4,714,515, with a disputed amount of $3,957,368 and an undisputed amount of $757,146. The federal judge overseeing the case ruled in favor of Valtus Capital Group's Summary Judgement motion for $757,146, the undisputed amount plus statutory interest.

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

		Audit 12/31/19
Members' equity, December 31, 2019	$	3,504,848
Subtract - Non allowable assets:		
Accounts Receivable		149,405
Fixed assets		116,280
Other assets		13,373
Tentative net capital		3,225,790
Haircuts		596,027
NET CAPITAL		2,629,763
Minimum net capital		63,365
Excess net capital	$	2,566,398
Aggregate indebtedness		950,482
Ratio of aggregate indebtedness to net capital		0.36%

The differences between the audit
and Focus filed at December 31, 2019.
was the correction of the office lease asset
and liability and a recording of a
receivable and corresponding payable
of $700,000

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We as members of management of Valtus Capital Group, LLC ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the manager of the Company herby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019

Valtus Capital Group, LLC

By: ______________________
(Name and Title)

_________2/5/2020___________
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Valtus Capital Group, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valtus Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Valtus Capital Group, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2020